

15005045



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

No Act
PE 12/22/14

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 2-2-15

Carlton E. Langer
FirstMerit Corporation
carlton.langer@firstmerit.com

Re: FirstMerit Corporation
Incoming letter dated December 22, 2014

Dear Mr. Langer:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to FirstMerit by the Firefighters' Pension System of the City of Kansas City, Missouri, Trust and the Miami Firefighters' Relief and Pension Fund. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated FirstMerit's intention to exclude the proposal from FirstMerit's proxy materials solely under rule 14a-8(i)(9). We also have received a letter on the proponents' behalf dated January 12, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether FirstMerit may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com


THE
MARCO
CONSULTING GROUP

January 12, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: First Merit Corporation Request to Omit Shareholder Proposal of The Kansas City Firefighters' Pension System and The Miami Firefighters' Relief and Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust and The Miami Firefighters' Relief and Pension Fund (hereinafter jointly referred to as the "Proponents") in response to FirstMerit Corporation's (the "Company") letter dated December 22, 2014 to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to exclude the Proponent's shareholder precatory proposal (the "Proposal") on proxy access from the Company's proxy materials for its 2015 annual meeting of shareholders (the "Company Letter").

Pursuant to Staff Legal Bulletin No. 14D, this letter is being submitted by use of the Commission email address, shareholderproposals@sec.gov in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). The undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. A copy of this letter is simultaneously being forwarded to the Company.

The Proposal seeks a proxy access mechanism that would enable a shareholder or an unlimited group of shareholders who have continuously owned 3% or more of the Company's outstanding stock for three years access to the Company's own proxy materials to nominate up to one-quarter of the number of directors then serving.

The Company Letter argues that the Proposal can be excluded from its proxy materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a binding proposal the Company intends to include in the proxy material for the 2015 annual meeting of shareholders that will amend the Company's Amended and Restated Code of Regulations to provide that a shareholder or group of no more than 10 shareholders having continuously owned at least 5% of the Company's outstanding stock for three years can nominate a number of nominees not exceeding 20% of the total number of directors of the Company (the "Company Proposal").

The Company Letter cites as precedent the Staff's recently granted no-action relief under Rule 14a-8(i)(9) in *Whole Foods Market, Inc.* (December 1, 2014) regarding a similar claim between a precatory shareholder proposal seeking proxy access and binding management proposal.

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

James McRitchie, the proponent in *Whole Foods Market, Inc.*, has appealed that decision or alternatively sought a Request for Reconsideration (the "Appeal"), which is pending. The Proponents have filed a letter in support of his appeal (the "Supporting Letter"). A copy of the Supporting Letter, minus its Exhibits, is attached hereto as Exhibit A.

The Proponents respectfully submit that the relief sought in the Company Letter be denied because (a) the Staff should take note that it appears the Company Proposal was prepared in response to the Proposal and (b) a shareholder vote on the Proposal and the Company Proposal will produce consistent and conclusive results to guide the Company.

The Staff Should Take Note That It Appears The Company Proposal Was Prepared In Response to the Proposal.

As noted in the attached Supporting Letter, *Whole Foods Market, Inc.* has spawned an unprecedented plague of copycat tactics to exclude shareholder proposals, with at least 16 other no action letter requests now filed and pending in addition to this one-- *Marathon Oil* (December 1, 2014); *Cabot Oil & Gas* (December 17, 2014); *Arch Coal* (December 23, 2014); *EBAY* (December 24, 2014); *Exelon* (December 29, 2014); *Peabody Coal* (December 30, 2014); *YUM! Brands, Inc.* (December 30, 2014); *Apache Energy* (January 2, 2015); *Chipotle* (January 2, 2015); *Conoco Phillips* (January 6, 2015); *SBA Communications* (January 6, 2015); and *Noble Energy* (January 6, 2015); *Domino's Pizza, Inc.* (January 7, 2015); *Cloud Peak Energy* (January 8, 2015); *First Energy* (January 9, 2015); and *CF Industries* (January 9, 2015).

The same basic scenario applies to all 17 cases. In response to precatory shareholder proposals seeking proxy access, the companies have filed binding management proposals with higher ownership levels. The lowest and most common ownership level is 5%, as compared to the 3% in the shareholder proposals. When the Commission released its own Proxy Access Rule in 2010 (which was later overturned by a federal appellate court on procedural grounds), the Commission expressly stated: "a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting." Federal Register, Vol. 75, No. 179, Thursday, September 16, 2010/Rules and Regulations, page 566992. In addition, a key element of the shareholder proposals is that an unlimited group of shareholders could aggregate their shares to meet the ownership level. Here the Company is limiting the group to 10 shareholders, which is the highest of the copycats. *Whole Foods Market, Inc.* and nine of the copycat companies have limited access to a sole shareholder (*Marathon Oil, Arch Coal, Peabody Coal, YUM! Brands, Chipotle, Noble Energy, Domino's Pizza, Inc., Cloud Peak Energy* and *First Energy*).

Why is there this sudden epidemic of binding management proposals to establish proxy access? The obvious answer is that under the auspices of *Whole Foods Market, Inc.*, the companies can use their binding management proposals with excessively burdensome provisions to exclude precatory shareholder proposals designed to allow shareholders to express their support for meaningful proxy access provisions.

In *Whole Foods Market, Inc.*, it was noted that the company could have amended its bylaws without shareholder approval to implement its version of proxy access, but then the company would no longer have its to Rule 14a-8(i)(9) argument.

A similar situation applies here. Here, the Company's Second Amended and Restated Code of Regulations, As of April 21, 2010, (the "Regulations"), a copy of which is attached hereto as Exhibit B, provides that it may be amended by the shareholders (Article X), but the Board may adopt bylaws for its own government, not inconsistent with the Articles of Incorporation or the Regulations (Article III, Section 9). Furthermore, except where the law, the Articles of Incorporation or the Regulations require action to be authorized or taken by the shareholders, all the authority of the Corporation shall be exercised by the directors (Article III, Section 1). Although Article III, Section 2 of the Regulations provides various details on nominations for the election of directors, it is silent on any provisions for granting access to the Company's own proxy materials for shareholder nominees. That silence, coupled with the authority of Article III, Sections 1 and 9, and Article X of the Regulations, could have enabled the board of directors to unilaterally implement a proxy access proposal instead of filing a proposal to be voted upon by the shareholders at the annual meeting.

This is not the first time companies have cynically tried to exclude shareholder proposals by filing a management proposal. *See: Cypress Semiconductor Corporation* (March 11, 1998); and *Genzyme Corporation* (March 20, 2007). In those cases the Staff took note that the company proposals were prepared in response to the shareholder proposals and denied the no action relief sought.

But it has never been attempted before on such a blatant and widespread basis on an issue of such substantial importance. If the Staff does not take note now that the companies' binding proxy access proposals are a cynical response to shareholder precatory proposals when the companies' motivation is so transparent, what will there be to prevent them and every other company that receives proxy access proposals from repeating the same copycat tactic year after year after year after...?

<u>The Determination Should Be Reversed Because A
Shareholder Vote on Both The Proposal And the Management Proposal
Will Produce Consistent and Conclusive Results To Guide the Company</u>

It should be noted that this is not a situation where there are conflicting goals, as there would be between a shareholder proposal for an independent chairman of the board and a board proposal that the Chief Executive Officer be the chairman of the Board. A vote in favor of both such proposals would indeed represent inconsistent and ambiguous results that would warrant an exclusion under Rule 14a-8(i)(9).

But here the Proposal and the Company Proposal are seeking the same goal—establishment of a proxy access mechanism. They do differ on details. But since the Proposal is only precatory, a vote on the differing details will in effect be an advisory referendum that will allow shareholders to send the Company a message on what details they prefer.

A similar procedure already exists when companies have to solicit the preferences of shareholders on whether advisory votes on executive compensation should be held every one, two or three years. There, as here, there is a similar goal--having an advisory vote on executive compensation. The difference in detail is when to have it?

To better illustrate the instant situation, there are four possible results if shareholders are allowed to vote on both the Proposal and the Company Proposal:

--If both the Proposal and the Company Proposal fail to receive a majority vote, it will be consistent and conclusive that the Company's shareholders do not want any proxy access mechanism at all.

--If the Company Proposal gets more votes than the Proposal, it will be consistent and conclusive that the Company's shareholders prefer the detailed provisions in the Company Proposal.

--If the Proposal gets more votes than the Company Proposal, it will be consistent and conclusive that the Company's shareholders prefer the detailed provisions in the Proposal.

--If the Proposal and the Company Proposal receive identical votes (an extreme unlikelihood), it will be consistent and conclusive that the details in the Proposal and the Company Proposal are equally popular among the Company's shareholders.

There is nothing inconsistent or ambiguous about such results. The Company should welcome them as the best way to determine the actual preferences of the Company's shareholders.

How the Company interprets and responds to consistent and conclusive results is up to its discretion and judgment. That, however, is not grounds for a Rule 14a-8(i)(9) exclusion.

Conclusion

For the foregoing reasons, the Proponents submit that the relief sought in the Company's Letter be denied.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/Senior Counsel

GAK:mal
cc: carlton.langer@FirstMerit.com



THE MARCO CONSULTING GROUP

January 9, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Mr. Brent J. Fields, Secretary
U.S Securities and Exchange Commission
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund, and Marco Consulting Group Trust I in support of James McRitchie's December 23, 2014 Appeal/Request for Reconsideration of the No Action Determination Regarding His Proxy Access Proposal At Whole Foods Market, Inc. dated December 1, 2014

Ladies and Gentlemen:

This letter is submitted on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund and Marco Consulting Group Trust I (hereinafter jointly referred to as "the Affected Proponents") in support of James McRitchie's (the "Proponent") December 23, 2014 Appeal to the Securities and Exchange Commission (the "Commission") or alternatively a Request for Reconsideration ("Appeal") of the No Action Determination by the Staff of the Division of Corporation Finance of December 1, 2014 (the "Determination").

The Determination concluded that Whole Foods Market, Inc. (the "Company") could exclude the Proponent's precatory proxy access proposal (the "Proposal") from its 2015 proxy materials pursuant to Rule 14a-8(i)(9) because its provisions for (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated directly conflicted with the provisions in a binding management proposal (the "Management Proposal") that would also be presented.

The Affected Proponents have all filed precatory proxy access proposals similar to the Proposal which are now the subject of pending No Action Letter Requests from *FirstMerit Corporation* (December 22, 2014), *YUM! Brands, Inc.* (December 30, 2014) *and Domino's Pizza, Inc.* (January 7, 2015) (hereinafter jointly referred to as "Pending NALs"). The Pending NALs seek to exclude the Affected Proponents precatory proposals because the companies will be presenting binding management proposals that directly conflict with the Affected Proponents' precatory proposals on some or all of : (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated. All three Pending NALs cite the Determination as controlling precedent. Copies of Pending NALs are attached as Exhibits A, B and C.

Exhibit A

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

The Affected Proponents intend to file responses in all three Pending NALs, but under the circumstances they believe it is appropriate for them to respectfully submit this letter in support of the Appeal since the Determination has such a direct impact on their Pending NALs.

The Determination Raises Questions of Substantial Importance and Novelty

Substantial Importance—Should The Commission Side With Companies To Keep Increasing Numbers of Investors Out of Nomination Process?
In 2010, after seven years of deliberation, the Commission approved a proxy access rule (the "Commission Rule"), which granted long-term major investors (holders of at least three per cent of the shares outstanding for three years) access to a company's own proxy materials and ballot to nominate a limited number of dissident directors. The rule was invalidated in 2011 by a federal appellate court on the procedural ground that the Commission had acted arbitrarily and capriciously in not weighing the costs and benefits of the rule.

The court ruling opened the door in 2012 to shareholders to file proposals on a company by company basis. According to records of Institutional Shareholder Services, less than 20 proxy access proposals came to a vote in each of the years 2012-2014. The proposals varied widely in their terms, ranging from a reflection of the Commission rule to 100 or more shareholders who only held $2,000 of stock for one year.

The number for 2015, however, was going to be much larger. Participants in the New York City Boardroom Accountability Project alone filed precatory proxy access proposals reflecting the Commission Rule at 75 companies, http://www.nytimes.com/2014/11/06/business/effort-begins-for-more-say-on-directors.html?ref=business&_r=0. But unless the Determination is reversed, companies have a tactic to keep shareholder precatory proxy access proposals off the proxy ballot permanently and "the Securities and Exchange Commission, generally seen as the defender of shareholder interests, is siding with companies keen to keep investors out of the nomination process." http://www.nytimes.com/2015/01/04/business/whole-foods-high-hurdle-for-investors-.html?src=busln&_r=0

Is that the posture the Commission really wants to take regarding proxy access?

Novelty—Should Management Proposals Cynically Filed In Widespread Response to Shareholder Proposals On A Matter of Substantial Importance Be Allowed to Exclude Them?
The Determination has spawned an unprecedented plague of copycat tactics to exclude shareholder proposals. In addition to the three Pending NALs, similar requests have been filed by at least 14 other companies: *Marathon Oil* (December 1, 2014); *Cabot Oil & Gas* (December 17, 2014); *Arch Coal* (December 23, 2014); *EBAY* (December 24, 2014); *Exelon* (December 29, 2014); *Peabody Coal* (December 30, 2014); *Apache Energy* (January 2, 2015); *Chipotle* (January 2, 2015); *Conoco Phillips* (January 6, 2015); *SBA Communications* (January 6, 2015);

and *Noble Energy* (January 6, 2015); *Cloud Peak Energy* (January 8, 2015), *First Energy* (January 9, 2015); and *CF Industries* (January 9, 2015). .

The same basic scenario applies to all 17 cases. In response to a precatory shareholder proposal reflecting the Commission Rule, the companies have filed binding management proposals with higher ownership levels. The lowest and most common ownership level is 5%, as compared to the 3% in the Commission Rule. When the Commission released its Rule, it expressly stated: "a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting." Federal Register, Vol. 75, No. 179, Thursday, September 16, 2010/Rules and Regulations, page 566992. In addition, a key element of the Commission Rule was that an unlimited group of shareholders could aggregate their shares to meet the ownership level. The Company and nine of the copycat companies have limited access to a sole shareholder (*Marathon Oil, Arch Coal, Peabody Coal, YUM! Brands, Chipotle, Noble Energy, Domino's Pizza, Inc., Cloud Peak Energy* and *First Energy*). If the Company and the copycats want to present a meaningful proxy access process, why are they presenting a binding management proposal—particularly since they could amend their bylaws without shareholder approval to implement their version of proxy access?

The answer is obvious and cynical. Under the auspices of the Determination, the companies can use their binding management proposals with excessively burdensome provisions to exclude precatory shareholder proposals designed to allow shareholders to express their support for meaningful proxy access provisions.

This is not the first time companies have cynically tried to exclude shareholder proposals by filing a management proposal. *See: Cypress Semiconductor Corporation* (March 11, 1998); and *Genzyme Corporation* (March 20, 2007). In those cases the Commission took note that the company proposals were prepared in response to the shareholder proposals and denied the no action relief sought.

But it has never been attempted before on such a blatant and widespread basis on an issue of such substantial importance. If the Commission does not take note now that the companies' binding proxy access proposals are a cynical response to shareholder precatory proposals when the companies' motivation is so clear, what will there be to prevent them and every other company that receives proxy access proposals from repeating the same copycat tactic year after year after year after...?

<u>The Determination Should Be Reversed Because A
Shareholder Vote on Both The Proposal And the Management Proposal
Will Produce Consistent and Conclusive Results To Guide the Company</u>

The Proposal and the Management Proposal both seek to establish a proxy access mechanism but they contain different provisions for (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated directly conflicted with the provisions in a binding management proposal that would be presented at the 2015 annual meeting of shareholders.

There are four possible results:

--If both the Proposal and the Management Proposal fail to receive a majority vote, it will be consistent and conclusive that the Company's shareholders do not want any proxy access mechanism at all.

--If the Management Proposal gets more votes than the Proposal, it will be consistent and conclusive that the Company's shareholders prefer the provisions in the Management Proposal.

--If the Proposal gets more votes than the Management Proposal, it will be consistent and conclusive that the Company's shareholders prefer the provisions in the Proposal.

--If the Proposal and the Management Proposal receive identical votes (an extreme unlikelihood), it will be consistent and conclusive that the Proposal and the Management Proposal are equally popular among the Company's shareholders.

There is nothing inconsistent or inconclusive about such results. The Company should welcome them as the best way to determine the actual preferences of the Company's shareholders on proxy access.

How the Company interprets and responds to consistent and conclusive results is up to its discretion and judgment. That, however, is not grounds for a Rule 14a-8(i)(9) exclusion.

Conclusion

For the foregoing reasons, the Affected Proponents submit that the relief sought in the Proponent's Appeal be granted.

Pursuant to Staff Legal Bulletin No. 14D, this letter is being respectfully submitted by use of the Commission email address, shareholderproposals@sec.gov., in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). The undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. Copies of this letter are simultaneously being forwarded to the Proponent, the Company, and the relevant companies for the pending NALs.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/Senior Counsel

GAK:mal

cc: aj.ericksen@bakerbotts.com
jm@corpgov.net.
carlton.langer@FirstMerit.com
dschuette@mayerbrown.com
craig.marcus@ropesgray.com

SECOND AMENDED AND RESTATED CODE OF REGULATIONS, AS AMENDED OF FIRSTMERIT CORPORATION

As of April 21, 2010

ARTICLE I SHAREHOLDER

Section 1 - Annual Meeting. The Annual Meeting of the shareholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at the principal office of the Corporation, or at such other place as may be designated by the Board of Directors and specified in the notice of such meeting within or without the State of Ohio, at such time as the Board of Directors may determine, on the second Wednesday of each April, if not a legal holiday; and, if a legal holiday, then on the next succeeding business day or on such other date as the Board of Directors shall determine.

Section 2 - Special Meetings. Special meetings of the shareholders of the Corporation may be held on any business day, when called by the President, or by the Board acting at a meeting, or by a majority of the directors acting without a meeting, or by persons who hold not less than fifty percent (50%) of all shares outstanding and entitled to vote thereat. Upon request in writing, delivered either in person or by registered mail to the President, or the Secretary, by any persons entitled to call a meeting of shareholders, which request shall state the objects for which the meeting is to be called, and the business considered and transacted at any such meeting called at the request of shareholders shall be confined to the objects stated in such request, such officer shall forthwith cause to be given to the shareholders entitled thereto notice of a meeting to be held on a date not less than seven (7) or more than sixty (60) days after the receipt of such request, as such officer may fix. If such notice is not given within fifteen (15) days after the delivery or mailing of such request, the persons calling the meeting may fix the time of the meeting and give notice thereof in the manner provided by law or provided by these Regulations, or cause such notice to be given by any designated representative.

Section 3 - Notice of Meetings. Not less than seven (7) nor more than sixty (60) days before the date fixed for a meeting of shareholders, written notice stating the time, place and purposes of such meeting shall be given by or at the direction of the Secretary or an Assistant Secretary, or any other person or persons required or permitted by these Regulations to give such notice. The notice shall be given by personal delivery or by mail to each shareholder entitled to notice of the meeting who is of record as of the day preceding the day on which notice is given or, if a record date there for is duly fixed, of record as of said date; if mailed, the notice shall be addressed to the shareholders at their respective addresses as they appear on the records of the Corporation. Notice of the time, place and purposes of any meeting of shareholders may be waived in writing, either before or after the holding of such meeting, by any shareholders, which writing shall be filed with or entered upon the records of the meeting. Attendance of any shareholder at a shareholders' meeting without protesting prior to or at the commencement of the meeting, the lack of notice, shall be deemed a waiver by him

Exhibit 8

of notice of such meeting.

Section 4 - Quorum; Adjournment. Except as may be otherwise provided by law or by the Articles of Incorporation, at any meeting of the shareholders, the holders of the shares entitling them to exercise a majority of the voting power of the Corporation present in person or by proxy shall constitute a quorum for such meeting; provided, however, that no action required by law, the Articles, or these Regulations to be authorized or taken by a designated proportion of the shares of the Corporation may be authorized or taken by a lesser proportion; and, provided further, that the holders of a majority of the voting shares represented thereat, whether or not a quorum Is Present, may adjourn such meeting from time to time; if any meeting is adjourned, notice of such adjournment need not be given if the time and place which is adjourned are fixed and announced at such meeting.

Section 5 - Proxies. Any shareholder entitled to vote at a meeting of the shareholders may vote in person or may be represented and vote by proxy appointed by an instrument in writing, signed by the shareholder or by his duly authorized agent.

Section 6 - Approval and Ratification of Acts of Officers and Board. Except as otherwise provided by the Articles of Incorporation or by law, any contract, act, or transaction, prospective or past, of the Corporation, or of the Board, or of the officers may be approved or ratified by the affirmative vote at a meeting of the shareholders, or by written consent, with or without a meeting of the holders of shares entitling them to exercise a majority of the voting power of the Corporation, and such approval or ratification shall be as valid and binding as though affirmatively voted for or consented to by every shareholder of the Corporation.

ARTICLE II
SHARES

Section 1 - Form of Certificates and Signatures. Each holder of shares is entitled to one or more certificates, signed by the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer of the Corporation, which shall certify the number and class of shares held by him in the corporation, but no certificate for shares shall be executed- or delivered until such shares are fully paid. When such a certificate is countersigned by an incorporated transfer agent or registrar, the signature of any of said officers of the Corporation may be facsimile, engraved, stamped or printed. Although any officer of the Corporation whose manual or facsimile signature is affixed to such a certificate so countersigned ceases to be such officer before the certificate is delivered, such certificate nevertheless shall be effective in all respects when delivered.

Section 2 - Transfer of Shares. Shares of the Corporation shall be transferable upon the books of the Corporation by the holders thereof, in person, or by a duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares of the same class or series, with duly executed assignment and power of transfer endorsed thereon or attached thereto, and with such proof of the authenticity of the signatures to such assignment and power of transfer as the Corporation or its agents may reasonably require.

Section 3 - Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it and alleged to have been lost, stolen or destroyed, and the Board may, in its discretion, require the owner, or his legal representatives, to give the Corporation a bond containing such terms as the Board may require to protect the Corporation or any person injured by the execution and delivery of a new certificate.

Section 4 - Transfer Agents and Registrars. The Board may appoint, or revoke the appointment of, transfer agents and registrars and may require all certificates for shares to bear the signatures of such transfer agents and registrars, or any of them. The Board shall have authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the Corporation.

Section 5 - Closing the Transfer Books. For any lawful purposes, including without limitation, the determination of the shareholders who are entitled to:

(a) Receive notice of or to vote at a meeting of shareholders;

(b) Receive payment of any dividend or distribution;

(c) Receive or exercise rights of purchase of or subscription for, or exchange or conversion of, shares or other securities, subject to contract rights with respect thereto; or

(d) Participate in the execution of written consents, waivers or releases,

the Board may fix a record date which shall not be a date earlier than the date on which the record date is fixed and, in the cases provided for in clauses (a), (b) and (c) above, shall not be more than sixty (60) days preceding the date of the meeting of shareholders or the date fixed for the payment of any dividend or distribution, or the date fixed for the receipt or the exercise of rights, as the case may be. The record date for the purpose of the determination of the shareholders who are entitled to receive notice of or to vote at a meeting of shareholders shall continue to be the record date for all adjournments of such meeting, unless the Board or the persons who shall have fixed the original record date shall, subject to the limitations set forth in this Article, fix another date; and, in case a new record date is so fixed, notice thereof and of the date to which the meeting shall have been adjourned shall be given to shareholders of record as of such date in accordance with the same requirements as those applying to a meeting newly called. The Board may close the share transfer books against transfers of shares during the whole or any part of the period provided for in this Article, including the date of the meeting of shareholders and the period ending with the date, if any, to which adjourned.

ARTICLE III
BOARD OF DIRECTORS

Section 1 - Authority. Except where the law, the Articles of Incorporation, or these Regulations require action to be authorized or taken by the shareholders, all of the authority of the Corporation shall be exercised by the directors.

Section 2 - Number of; Qualifications; Nominations. The number of directors may be fixed or changed at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, or by the Board of Directors by the affirmative vote of at least two-thirds (2/3) of the authorized number of directors, but in no event shall the number of directors exceed fifteen (15) or be less than nine (9) without the approval of the holders of shares entitling them to exercise a majority of the voting power of the Corporation. Subject to the foregoing, the number of directors as of April 21, 2010 shall be twelve (12). No reduction in the number of the directors shall of itself have the effect of shortening the term of an incumbent director. A director need not be a shareholder of the Corporation.

Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (a) with respect to an election to be held at an Annual Meeting of Shareholders, ninety (90) days in advance of the date established by the Code of Regulations for the holding of such meeting, and (b) with respect to an election to be held at a Special Meeting of Shareholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors, and (e) the consent of each nominee to serve as a director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Notwithstanding the foregoing, the Board of Directors may issue shares of the Corporation's no par preferred stock (the "Preferred Stock") with provisions of the Preferred Stock entitling the holders thereof, to elect, as a class, up to two (2) directors (the "Preferred Directors") on such terms and conditions as may be designated by the Board of Directors upon issuing the Preferred Stock. In the event that holders of the Preferred Stock become entitled to elect Preferred Directors, the number of directors shall be automatically increased by the number of Preferred Directors entitled to be elected. Any other matters with respect to the Preferred Directors, including without limitation, the nomination, election, removal and term of such Preferred Directors, shall be determined by the Board of Directors in the certificate designating the terms of the Preferred Stock.

Section 3 - Election of Directors; Vacancies. Except as otherwise provided by law or by the Articles of Incorporation, and subject to the provisions of this Section 3 and Section 4 of this Article III, directors shall be elected at each Annual Meeting of Shareholders or at a special meeting of shareholders called for the purpose of electing directors. At a meeting of shareholders at which the directors are to be elected, only persons nominated as candidates shall be eligible for election as directors, and the candidates receiving the greatest number of votes shall be elected. In the event of the occurrence of any vacancy or vacancies of the Board, however caused, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term.

Section 4 - Term of Office; Resignations; Removal. Directors shall hold office until the next Annual Meeting of Shareholders (provided, however, that the foregoing shall not have the effect of shortening the term of any director to which they have been previously elected) and until their successors are elected, or until their earlier resignation, removal from office, or death. A director may be removed during the term of office for which he or she was elected by shareholders by a vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed. Any director may resign at any time by oral statement to that effect made at a meeting of the Board or in writing to that effect delivered to the Secretary, such resignation to take effect immediately or at such other time as the director may specify.

Section 5 - Meetings. Immediately after each Annual Meeting of the Shareholders, the newly elected directors shall hold an organizational meeting at the place where such Annual Meeting was held, for the purpose of electing officers and transacting any other business. Other meetings of the Board may be held at any time within or without the State of Ohio in accordance with these Regulations, resolutions or other act by the Board. The Secretary shall give written notice of the time and place of all meetings of the Board of Directors, other than the organizational meetings, to each member of the Board at least three (3) days before the meeting. Written notice of meetings of the Board of Directors may be waived in writing by any director. The presence of a director at a meeting of the Board of Directors without protesting, prior to or at the commencement of the meeting, a lack of proper notice shall be deemed a waiver by him of notice of such meeting.

Section 6 - Quorum; Adjournment. A quorum of the Board shall consist of a majority of the directors then in office; provided that a majority of the directors present at a meeting duly held, whether or not a quorum is present, may adjourn such meeting from time to time. If any meeting is adjourned, notice of adjournment need not be given if the time and place to which it is adjourned are fixed and announced at such meeting. At each meeting of the Board at which a quorum is present, all questions and business shall be determined by a majority of those present except as in these Regulations otherwise expressly provided.

Section 7 - Appointment of Committees. The Board of Directors may appoint such committees, in addition to the Executive Committee, as it may consider proper, and such committees shall exercise such powers and duties as the Board from time to time may prescribe.

Section 8 - Contracts. Inasmuch as it is in the best interest of the Corporation to attract as directors men of large and diversified business interests, some of whom are likely to be connected with other corporations with which, from time to time, the Corporation must have business dealings, no contract or other transaction between the Corporation, any other person, corporation or legal entity shall be affected by the fact that directors of the Corporation are partners in, officers or directors of, or otherwise interested in any such other person, corporation or legal entity, provided such contract or transaction shall be approved or ratified by the affirmative vote of a majority of the members of the Board of Directors not so interested

Section 9 - Bylaws. The Board may adopt bylaws for its own government, not inconsistent with the Articles of Incorporation or these Regulations.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1 - Membership; Appointment. The Board may appoint an Executive Committee comprised of not less than five (5) directors, which shall include the Chief Executive Officer and shall also include the Chairman if the Chairman is not also the Chief Executive Officer. The directors may appoint one or more directors as alternative members of the Committee, who may take the place of any absent member or members at any meeting of the Committee. Vacancies in the Executive Committee may be filled at any meeting of the Board.

Section 2 - Powers; Duties. The Executive Committee shall advise with and aid the officers of the Corporation in all matters concerning its interests and the management of its business. When the Board is not in session, the Executive Committee shall have and may exercise all the powers of the Board, so far as such may be delegated legally, with reference to the conduct of the business of the Corporation, except that the Executive Committee shall not take any action to amend the Articles of Incorporation or the Regulations, to elect directors to fill vacancies of the Board, to fix the compensation of directors for services in any capacity, to fill vacancies on the Executive Committee or change its membership, to elect or remove officers of the Corporation, or to declare dividends.

Section 3 - Meetings. Regular meetings of the Executive Committee may be held without call or notice at such times and places as the Executive Committee from time to time may fix. Other meetings of the Executive Committee may be called by any member thereof, either by oral, telegraphic or written notice, not later than the day prior to the date set for such meeting. Such notice shall state the time and place of the meeting and, if by telegraph or in writing, shall be addressed to each member at his address as shown by the records of the Secretary. Upon request by any member, the Secretary shall give the required notice calling the meeting. Written notice of meetings of the Executive Committee may be waived in writing by any member thereof. The presence of a member thereof at a meeting of the Executive Committee without protesting prior to or at the commencement of said meeting the lack of proper notice, shall be deemed a waiver by him of notice of such meeting.

Section 4 - Quorum. At any meeting of the Executive Committee, a majority of its members shall constitute a quorum. Any action of the Executive Committee to be effective must be authorized by the affirmative vote of a majority of the members thereof present.

Section 5 - Record of Meetings. The Executive Committee shall appoint its Secretary, who shall keep the minutes of the meetings of the Executive Committee and cause them to be recorded in a book kept at his office for that purpose. These minutes shall be presented to the Board from time to time for their information.

ARTICLE V
OFFICERS

Section 1 - Chairman of the Board; Chairman and Chief Executive Officer. If the Board of Directors determines that one of its members should be Chairman of the Board and elects one of its members to that office, he shall preside at all meetings of the Board of Directors and perform such other duties as shall be assigned to him from time to time by the Board of Directors. The Board of Directors may also, in its discretion, designate such Chairman as "Chairman and Chief Executive Officer" of the Corporation, in which event he shall preside at meetings of shareholders as well as the Board of Directors and, subject to the direction and under the supervision of the Board of Directors or Executive Committee, shall have general charge of the business affairs and property of the Corporation, and control over its officers, agents and employees.

Section 2 - Election and Designation of Officers. The Executive Officers of the Corporation shall be a Chairman and Chief Executive Officer (if the Board of Directors, in its discretion, determines to make such appointment), a President, one or more Vice Presidents, a Secretary, and a Treasurer, all of whom shall be elected by the Board at its Annual Meeting. There may also be one or more Assistant Secretaries and Assistant Treasurers, as may from time to time be elected by the Board. The President shall be a director, but no one of the other officers need be a director. Any two (2) or more of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required to be executed, acknowledged or verified by two (2) or more officers.

Section 3 - Term of Office; Vacancies. The officers of the Corporation shall hold office until the next organizational meeting of the Board and until their successors are elected, except in case of resignation, death or removal. The Board, without prejudice to the contract rights of such officer, may remove any officer at any time, with or without cause, by a majority vote. The Board may fill any vacancy in any office occurring from whatever reason, may delegate to one (1) or more officers any of the duties of any officer or officers and prescribe the duties of any officer.

Section 4 - President; Duties. Unless the Board has designated a Chairman of the Board of Directors, the President shall preside at all meetings of the Board. Unless the Board has designated a Chairman and Chief Executive Officer, or if the Chairman and Chief Executive Officer is absent or disabled, or if circumstances prevent the Chairman and Chief Executive Officer from acting, the President shall preside at meetings of shareholders and shall be the Chief Executive Officer of the Corporation and, subject to the direction and control and under the supervision of the Board of Directors and Executive Committee, shall have general charge of the business affairs and property of the Corporation and control over its officers, agents and employees. He shall (subject to the direction of the Chairman and Chief Executive Officer, if such be designated), in general, perform all duties and have all powers incident to the office of President and shall perform such other duties and have such other powers as from time to time may be assigned to him by these Regulations or by the Board of Directors.

Section 5 - Vice President; Duties. Each Vice President shall have the powers and duties incident to that office and shall have such other duties as may be prescribed from time to time by the Board of Directors or by the President. In case of the absence or disability of the President, or when circumstances prevent the President from acting, the Vice Presidents of the Corporation shall perform all the duties and possess all the authority of the President and shall have priority in the performance of such duties and exercise of such authority in the order of their first election to office. Each Vice President may sign and execute on behalf and in the name of the Corporation, bonds, contracts, instruments and documents authorized by the Board.

Section 6 - Secretary; Duties. The Secretary shall attend all meetings of the shareholders and of the Board and act as Secretary thereof, and shall keep the minutes thereof in books of the Corporation provided for that purpose and, when required, he shall perform like duties for the standing committees, if any, elected or appointed by the Board; he shall see that proper notice, when required, is given of all meetings of the shareholders and of the Board; he may sign, with the President or any Vice President, on behalf and in the name of the Corporation, all contracts and other instruments authorized by the Board or the Executive Committee; he may sign or his facsimile signature, with that of the President or one of the Vice Presidents, may be used to sign certificates for shares of the capital stock of the Corporation; he shall keep in safe custody the seal of the Corporation and, whenever authorized by the Board or the Executive Committee, shall attest and affix the seal to any contract or other instrument requiring the same; he shall keep in safe custody all contracts and such books, records and other papers as the Board or the Executive Committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the office of the Corporation during business hours, and he shall, in general, perform all the duties usually incident to the office of Secretary, subject to the control of the Board and the Executive Committee.

Section 7 - Treasurer; Duties. The Treasurer shall keep or cause to be kept full and accurate accounts of all receipts and disbursements in books belonging to the Corporation, and shall have the care and custody of all funds and securities of the Corporation and deposit such funds in the name of the Corporation in such bank or banks as the Board or the Executive Committee may designate. The Treasurer is authorized to sign all checks, drafts, notes, bills of exchange, orders for the payment of money and any negotiable instruments of the Corporation, but no such instrument shall be signed in blank. He shall disburse the funds of the Corporation as may be ordered by the Board, the Executive Committee, or the President. The Treasurer shall at all reasonable times exhibit the books and accounts to any director and, also, provided the Board or Executive Committee or the President so orders, to any shareholder of the Corporation upon application at the offices of the Corporation by such shareholder during business hours; and he shall give such bonds for the faithful performance of his duties as the Board or the Executive Committee or the President may determine, and he shall perform such other duties as may be incident to his office.

Section 8 - Other Officers; Duties. The Assistant Secretaries and Assistant Treasurers, if any, in addition to such authority and duties as the Board may determine, shall have such authority and perform such duties as may be directed by their respective principal officers.

ARTICLE VI
COMPENSATION

The Board, by the affirmative vote of a majority of the directors in office and irrespective of any personal interest of any of them, shall have authority to establish reasonable compensation, which may include pension, disability and death benefits, for services to the Corporation by directors and officers, or to delegate such authority to one or more officers or directors.

ARTICLE VII
EXECUTION OF CONTRACTS
VOUCHERS AND NEGOTIABLE INSTRUMENTS

The Board or the Executive Committee may authorize any of the officers of the Corporation or any other person or persons, either singly or with another such officer or person as said Board or Committee may direct, to sign, on behalf of and in the name of the Corporation, contracts, indentures, deeds, conveyances, leases, declarations, communications and other instruments and documents, and the Board or the Executive Committee may authorize any of the officers of the Corporation or any other person or persons, either singly or with another such officer or person as said Board or Committee may direct, to sign on behalf of and in the name of the Corporation, manually or by facsimile signature, checks, drafts, notes, bonds, debentures, bills of exchange and orders for the payment of money. In case any of the officers of the Corporation who shall have signed, or whose facsimile signature or signatures shall have been used, as aforesaid, upon any such document, instrument or security shall cease to be such officer of the Corporation before such document, instrument or security shall have been delivered or issued, such document, instrument or security, upon due delivery or issuance thereof, shall be valid and effective as though the person or persons who signed or whose facsimile signature or signatures were used upon such document, instrument or security had not ceased to be such officer of the Corporation.

ARTICLE VIII
AUTHORITY TO TRANSFER AND VOTE SECURITIES

The President and each Vice President of the Corporation are each authorized to sign the name of the Corporation and to perform all acts necessary to effect a transfer of any shares, bonds, other evidences of indebtedness or obligations, subscription rights, warrants, and other securities of another corporation owned by the Corporation and to issue the necessary powers of attorney for the same; and each such officer is authorized, on behalf of the Corporation, to vote such securities, to appoint proxies with respect thereto, and to execute consents, waivers and releases with respect thereto, or to cause any such action to be taken.

ARTICLE IX
SEAL

The seal of the Corporation shall be circular, about two inches in diameter, with the name of the Corporation engraved around the margin and the word "SEAL" engraved across the center. It shall remain in the custody of the Secretary and it, or a facsimile thereof, shall be affixed to all certificates of the Corporation's shares. If deemed advisable by the Board of Directors, a duplicate seal may be kept and used by any other officer of the Corporation, or by any Transfer Agent of its shares.

ARTICLE X
AMENDMENTS

The Regulations of the Corporation may be amended or new Regulations may be adopted by the shareholders at a meeting held for such purpose by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal, or without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal.

ARTICLE XI
OHIO CONTROL SHARE ACQUISITION ACT NOT APPLICABLE

The provisions of Section 1701.831 of the Ohio Revised Code, as amended, requiring shareholder approval of control share acquisitions, as defined in Section 1701.01(Z) of such Code, as amended, shall not be applicable to the Corporation.

Carlton E. Langer
Executive Vice President, Chief Legal Officer
and Corporate Secretary
III Cascade Plaza
Akron, Ohio 44308
330-252-8273


FIRSTMERIT
Corporation

December 22, 2014

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: FirstMerit Corporation
Request to Omit Shareholder Proposal of the Kansas City Firefighters' Pension System and Miami Firefighters' Relief and Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), FirstMerit Corporation, an Ohio corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from The Firefighters' Pension System of the City of Kansas City, Missouri, Trust as "lead filer" and The Miami Firefighters' Relief and Pension Fund as "co-filer" (the "Proponent"). The text of the Proposal, and related correspondence, is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015

Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proponent's Proposal

The resolution included in the Proposal reads as follows:

RESOLVED: Shareholders of FirstMerit Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the FirstMerit Corporation outstanding common stock continuously for at least three years before the nomination is submitted;

b) give FirstMerit Corporation written notice within the time period identified in Company bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with FirstMerit shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) [sic] to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at FirstMerit Corporation.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reason for Omission

The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

The Company's governing documents currently do not give shareholders any right to "proxy access", *i.e.*, the right to require the Company to include shareholder-nominated directors in the Company's proxy materials. The Company intends to include in the 2015 Proxy Materials, and to present at the 2015 Annual Meeting, a proposal to adopt proxy access for director nominations. More specifically, the Company's board of directors (the "Board") has determined that it will include a proposal (the "Company Proposal") in the 2015 Proxy Materials for shareholder approval of an amendment to the Company's Amended and Restated Code of Regulations to permit any shareholder (or a group of no more than ten shareholders) having continuously held a net long position of at least 5% of the outstanding shares of the Company's common stock for three years to nominate candidates for election to the Board and require the Company to list such nominees, together with the Board's nominees, in the Company's proxy materials. Under the Company Proposal, such a shareholder or group of shareholders would be permitted to nominate a number of nominees not equaling or exceeding 20% of the total number of directors of the Company. The specific text of the Company Proposal will be included in the 2015 Proxy Materials.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018 (May 21, 1998).

The Proponent's Proposal seeks to have the Company's governing documents amended to give shareholders or groups of shareholders (not limited in number) that have beneficially owned at least 3% of the Company's outstanding common stock for at least three years before submitting a nomination the right to nominate persons for election to the Board and require the Company to include in its proxy materials the name and further relevant information regarding such nominees. The Proponent's Proposal provides that number of shareholder-nominated candidates appearing in proxy materials shall not exceed 25% of the directors then serving.

Both the Proponent's Proposal and the Company Proposal address the ability of shareholders to access the Company's proxy materials in respect of the nomination of candidates for election to the Board, but do so in a conflicting manner with regard to the ownership threshold, maximum number of a group of nominating shareholders and limitations to the maximum number of nominees. Specifically, the Company Proposal would require shareholders desiring to cause the Company to include their nominee or nominees in its proxy materials to have continuously held a net long position of at least 5% of the outstanding shares of the Company's common stock for three years, while the Proponent's Proposal would have a 3% ownership threshold for three years. In addition, the Company Proposal would limit a group of shareholders eligible to nominate a candidate for election to the Board to a maximum of ten members, while the Proponent's Proposal does not provide for a limit to the shareholder group number. Finally, the Company Proposal would permit an eligible shareholder or group of shareholders to nominate a number of nominees not equaling or exceeding 20% of the total number of directors of the Company, while the Proponent's Proposal provides that number of shareholder-nominated candidates appearing in proxy materials shall not exceed 25% of the directors then serving.

The Staff recently granted no-action relief under Rule 14a-8(i)(9), in *Whole Foods Market, Inc.* (Dec. 1, 2014), in a similar case of a shareholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal as to ownership threshold, maximum number of group of nominating shareholders, and maximum number of nominees. Whole Foods Market ("Whole Foods") asserted that its proposal and the shareholder's proposal directly conflicted, and, as a result, it was appropriate for Whole Foods to exclude the shareholder's proposal pursuant to Exchange Act Rule 14a-8(i)(9), and the Staff concurred.

In addition, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) in situations that we believe are similar, for example where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal, on the basis that submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. See, *United Natural Foods, Inc.* (Sept. 10, 2014). United Natural Foods had received a shareholder proposal asking the board to implement a 15% ownership threshold for the power of shareholders to call a special meeting. United Natural Foods advised the Staff that it intended to submit to shareholders a proposal with a 25% net long position ownership threshold and a one-year ownership requirement, and the Staff concurred that the shareholder-sponsored proposal was excludable under Rule 14a-8(i)(9).

The Staff has issued many additional no-action letters similarly concurring in the exclusion of a special meeting proposal where the special meeting threshold and other key terms in a company-sponsored proposal differed from those in a shareholder-sponsored proposal. *See, e.g., Stericycle Inc.* (Mar. 7, 2014); *Aetna Inc.* (Mar. 14, 2014); *Dover Corp.* (Dec. 5, 2013); *AmerisourceBergen Corp.* (Nov. 8, 2013); *Walt Disney Co.* (Nov. 6, 2013); *The Western Union Co.* (Feb. 14, 2013); *United Continental Holdings, Inc.* (Feb. 14, 2013); *Advance Auto Parts, Inc.* (Feb. 8, 2013); *American Tower Corp.* (Jan. 30, 2013); *Dominion Resources, Inc.* (Jan. 11, 2013); *Norfolk Southern Corp.* (Jan. 11, 2013); *Baxter International, Inc.* (Jan. 11, 2013); *O'Reilly Automotive, Inc.* (Jan. 11, 2013); *Alcoa Inc.* (Dec. 21, 2012); *The Coca Cola Co.* (Dec. 21, 2012); *Biogen Idec, Inc.* (Mar. 13, 2012); *McDonald's Corp.* (Feb. 1, 2012); *Flowserve Corp.* (Jan. 31, 2012).

Similar to the no-action letters cited above, the Company Proposal and the Proponent's Proposal address the same topic, namely the ability of the Company's shareholders to access the Company's proxy materials in respect of nominations for the election of directors, but they directly conflict with each other in respect of key terms regarding ownership threshold, maximum number of a group of nominating shareholders and limitations on the maximum number of nominees. Accordingly, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Submitting both proposals to shareholders at the 2015 Annual Meeting would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, based on the foregoing, the Company believes that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (phone: 330-252-8273; email: Carlton.Langer@FirstMerit.com). Thank you for your attention to this matter.

Very truly yours,



Carlton E. Langer

Attachments

cc: Kansas City Firefighters' Pension System,
Attn: Richard G. Boersma, Secretary

Miami Firefighters' Relief & Pension Fund,
Attn: Alejandro R. Fernandez, Chairman

EXHIBIT A


CITY OF FOUNTAINS
HEART OF THE NATION
KANSAS CITY
MISSOURI

Human Resources Department

The Firefighters' Pension System

10th Floor, City Hall
414 East 12th Street
Kansas City, Missouri 64106

(816) 513-1928
Fax: (816) 513-1280

October 31, 2014

BY OVERNIGHT DELIVERY AND EMAIL: CARLTON.LANGER@FIRSTMERIT.COM

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Corporate Secretary
FirstMerit Corporation
III Cascade Plaza
Akron, OH 44308

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Langer:

In my capacity as Secretary of the Board of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of FirstMerit Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting) as lead filer with The Miami Firefighters' Relief and Pension Fund as a co-filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,



Richard G. Boersma
Secretary

Attachment

RESOLVED: Shareholders of FirstMerit Corporation ("Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under the Company's bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of FirstMerit Corporation outstanding common stock continuously for at least three years before the nomination is submitted;

b) give FirstMerit Corporation written notice within the time period identified in Company bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i)the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii)the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with FirstMerit shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's' proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at FirstMerit Corporation.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement

We believe long-term shareholders should have a meaningful voice in electing directors. In 2014, 58% of shareholders rejected the Company executive compensation plan.

Proxy advisor Institutional Shareholder Services reported at the time of the Company's annual meeting that FirstMerit Corporation underperformed its peer group while paying the CEO Paul G. Greig 4.28 times the median pay of CEOs at peer group companies.

We believe shareholders should be able to select their directors from a pool of nominees submitted by the company and qualified shareholders.

We urge shareholders to vote FOR this proposal.



Northern Trust

November 3, 2014

BY OVERNIGHT DELIVERY AND EMAIL: CARLTON.LANGER@FIRSTMERIT.COM

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Corporate Secretary
FirstMerit Corporation
III Cascade Plaza
Akron, OH 44308

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Langer:

As custodian of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust , we are writing to report that as of the close of business October 31, 2014 the Fund held 8,000.00 shares of FirstMerit ("Company") stock in our account at The Northern Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 1, 2013.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 312-557-4049.

Sincerely,

Claudiu Besoaga
Account Manager
The Northern Trust Company

NTAC:3NS-20



 Northern Trust

November 12, 2014

BY OVERNIGHT DELIVERY AND EMAIL: CARLTON.LANGER@FIRSTMERIT.COM

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Corporate Secretary
FirstMerit Corporation
III Cascade Plaza
Akron, OH 44308

Re: The Firefighters' Pension System of the City of Kansas City, Missouri, Trust

Dear Mr. Langer:

As custodian of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, we are writing to report that as of the close of business October 31, 2014 the Fund held 8,000.00 shares of FirstMerit ("Company") stock in our account at The Northern Trust Company and registered in its nominee name of Cede & Co. The System has held in excess of $2,000 worth of shares in your Company continuously since October 30, 2013.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 312 557 6262 or ML106@NTRS.com.

Sincerely,

Matt Lipuma
Account Manager

NTAC:3NS-20


MIAMI FIREFIGHTERS' RELIEF & PENSION FUND

2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org



November 4, 2014

BY OVERNIGHT DELIVERY AND EMAIL: CARLTON.LANGER@FIRSTMERIT.COM

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Corporate Secretary
FirstMerit Corporation
III Cascade Plaza
Akron, OH 44308

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Langer:

In my capacity as Chairman of the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of FirstMerit (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting") as a co-filer with The Firefighters' Pension System of the City of Kansas City, Missouri, Trust as the lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Alejandro R. Fernandez

Alejandro R. Fernandez
Chairman

RESOLVED: Shareholders of FirstMerit Corporation ("Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under the Company's bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of FirstMerit Corporation outstanding common stock continuously for at least three years before the nomination is submitted;

b) give FirstMerit Corporation written notice within the time period identified in Company bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i)the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii)the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with FirstMerit shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's' proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at FirstMerit Corporation.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement

We believe long-term shareholders should have a meaningful voice in electing directors. In 2014, 58% of shareholders rejected the Company executive compensation plan.

Proxy advisor Institutional Shareholder Services reported at the time of the Company's annual meeting that FirstMerit Corporation underperformed its peer group while paying the CEO Paul G. Greig 4.28 times the median pay of CEOs at peer group companies.

We believe shareholders should be able to select their directors from a pool of nominees submitted by the company and qualified shareholders.

We urge shareholders to vote FOR this proposal.



STATE STREET.

November 5, 2014

BY OVERNIGHT DELIVERY AND EMAIL: CARLTON.LANGER@FIRSTMERIT.COM

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Corporate Secretary
FirstMerit Corporation
III Cascade Plaza
Akron, OH 44308

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Langer:

As custodian of the Miami Firefighters' Relief and Pension Fund, we are writing to report that as of the close of business November 4, 2014 the Fund held 2,236.000 shares of FirstMerit Corporation ("Company") stock in our account at State Street Bank & Trust Co. and registered in its nominee name of ISLAND MILE & CO. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 5, 2013.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (816) 871-1958.

Sincerely,

Kristopher N. Auer
Officer
State Street Bank & Trust Co.



STATE STREET.

November 14, 2014

BY OVERNIGHT DELIVERY AND EMAIL: CARLTON.LANGER@FIRSTMERIT.COM

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Corporate Secretary
FirstMerit Corporation
III Cascade Plaza
Akron, OH 44308

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Langer:

As custodian of the Miami Firefighters' Relief and Pension Fund, we are writing to report that as of the close of business November 4, 2014 the Fund held 2,236.00 shares of FirstMerit Corporation. ("Company") stock in our account at State Street Bank & Trust Co. and registered in its nominee name of ISLAND MILE & CO. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 4, 2013.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 816-871-1958.

Sincerely,

Kristopher N. Auer
Officer
State Street Bank & Trust Co.